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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Zevex International, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

98950E400

(CUSIP Number)

November 1, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1.
Item 2.
Item 5. Ownership of Five Percent or Less of a Class
SIGNATURE

Schedule 13G
CUSIP No. 98950E400			Page 2 of 11

1.	Name of Reporting Person: Henry Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 23-2888396

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: *

		6.	Shared Voting Power: *

		7.	Sole Dispositive Power: *

		8.	Shared Dispositive Power: *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): *

12.	Type of Reporting Person: PN

*See Item 5 herein — less than 5%

Schedule 13G
CUSIP No. 98950E400			Page 3 of 11

1.	Name of Reporting Person: Matthew Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 23-3063303

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: *

		6.	Shared Voting Power: *

		7.	Sole Dispositive Power: *

		8.	Shared Dispositive Power: *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): *

12.	Type of Reporting Person: PN

*See Item 5 herein — less than 5%

Schedule 13G
CUSIP No. 98950E400			Page 4 of 11

1.	Name of Reporting Person: The Coast Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: The Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: *

		6.	Shared Voting Power: *

		7.	Sole Dispositive Power: *

		8.	Shared Dispositive Power: *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): *

12.	Type of Reporting Person: PN

*See Item 5 herein — less than 5%

Schedule 13G
CUSIP No. 98950E400			Page 5 of 11

1.	Name of Reporting Person: Henry Investment Trust, L.P.		I.R.S. Identification Nos. of above persons (entities only): 23-2887157

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: *

		6.	Shared Voting Power: *

		7.	Sole Dispositive Power: *

		8.	Shared Dispositive Power: *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): *

12.	Type of Reporting Person: PN

*See Item 5 herein — less than 5%

Item 1.
(a)	Name of Issuer:

Zevex International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
4314 Zevex Park Lane
Salt Lake City, Utah 84123
Item 2.
(a)	Name of Persons Filing:
(1)	Henry Partners, L.P.

(2)	Matthew Partners, L.P.

(3)	The Coast Fund, L.P.

(4)	Henry Investment Trust, L.P.
(b)	Address of Principal Business Office, if none, Residence:
(1)	255 South 17th Street, Suite 2501 Philadelphia, PA 19103

(2)	255 South 17th Street, Suite 2501 Philadelphia, PA 19103

(3)	c/o Coast Asset Management, L.P. 2450 Colorado Avenue, Suite 100E Santa Monica, California 90404

(4)	255 South 17th Street, Suite 2501 Philadelphia, PA 19103
(c)	Citizenship:
(1)	Delaware

(2)	Delaware

(3)	The Cayman Islands

(4)	Pennsylvania
(d)	Title of Class of Securities: Common Stock, $.001 par value per share

(e)	CUSIP Number: 98950E400

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

SIGNATURE
     After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

HENRY PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
Date: November 17, 2005	By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
Date: November 17, 2005	By:	/s/ David W. Wright
David W. Wright,
President

THE COAST FUND L.P., By: Coast Offshore Management (Cayman), Ltd., Its Managing General Partner
Date: November 17, 2005	By:	/s/ David E. Smith
David E. Smith,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC
Date: November 17, 2005	By:	/s/ David W. Wright
David W. Wright,
President